November 22, 2011

Via Edgar
Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: DoMark International, Inc.
         Item 8.01 Form 8-K
         Filed July 1, 2011
         File No. 333-136247
         Form 10-K for Fiscal Year Ended May 31, 2011
         Filed September 14, 2011
         File No. 333-136247

Dear Terry French, Larry Spirgel, Michael Henderson, and Carlos Pacho:

Below are the responses to your comments included on your letter of November 3, 2011.

Item 8.01 Form 8-K filed July 1, 2011

     1. We note you disclose that on July 1, 2011 the Company requested and the SEC staff granted a financial statement waiver in regards to your financial statements for the fiscal year ended May 31, 2010. However, this is incorrect. Please amend your filing to remove the language concerning a waiver.

We will revise the language in the Form 8-K filed on July 1, 2011 and filed Form 8K/A on November 22, 2011.

Form 10-K for the fiscal year ended May 31, 2011

     2. We note that you disclose in Note 11 to your Form 10-Q for the quarterly period ended August 31, 2011 that you restated your May 31, 2011 financial results due to the conclusion that these financial statements cannot be relied upon. Please file an item 4.02 Form 8-K as soon as possible. Accordingly amend your Form 10-K in regards to the restatement.

We will file the requisite Form 8-K on November 22, 2011.

     3. We note that you have provided unaudited results for the fiscal year ended May 31, 2010. In your amended filing you should include audited results for this period.

The Company would like further clarification on this comment. During a conference call that occurred on July 1, 2011 and included Mike Henderson, Larry Spirgel, and Terry French, the Company described the circumstances surrounding the Company's inability to re-audit the prior fiscal period ending May 31, 2010. The re-audit was considered necessary due to the PCAOB deregistration of Larry O'Donnell, the former auditor for the Company. The Company asserted that it could not provide all of the necessary information needed to successfully re-audit that period. The Company was unable to legally recover information from Javaco, our wholly owned subsidiary, because it was subsequently sold. The Company was also unsuccessful in contacting Mr. O'Donnell. The Company was instructed to file its Form 10-K for the period ending May 31, 2011 as "audited" and to report the prior year as unaudited" and to make general disclosures
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addressing management's attempts to resolve the inability to re-audit the prior year. The Company was also advised that our disclosures should not reference a ruling provided by the SEC as the inquiry was not formal and a special ruling was not necessary. The Company has been asked to correct the language in the disclosures as it relates to this issue in comment 1 of this letter.

     4. We note that the stock issued in regards to Victory Lane agreement took place in the fiscal year ended May 30, 2010. Therefore please tell us how you determined that no adjustments were necessary to the 2010 financial statements. Also please provide us with the details of the accounting for the error including a detailed analysis of your accounting.

The acquisition of VL took place on May 22, 2009. During the review of the Company's quarter ending August 31, 2011, our current audit firm raised some questions concerning the stock issued to VL and determined that the accounting treatment related to the VL litigation was not treated appropriately. The Company has been advised to restate its Form 10K for the period ending May 31, 2010. The Company has constructed Form 10K/A, however the Company and its auditor are seeking further clarification of the related impairment and whether it is appropriate to impair until the litigation is concluded. There would be no material effect to the prior period financial statements unless the Company impairs the asset/equity receivable.

5/22/09 Acquisition of VL, issuance of 5,747,126 common shares, valued at $10M prior to 5/31/09 Subsequent to closing, the Company has discovered certain liabilities which were undisclosed at the time of closing.
5/31/09 The Company reversed its entry for the VL acquisition based upon the impending lawsuit which was a suit for rescission and cancellation of DOMK shares issued.
8/10/09   Legal proceedings were initiated by both parties.
5/31/10 The accounting treatment for VL was not questioned during the audit of fiscal year ending May 2010.
5/31/11 Larry O'Donnell was deregistered by the PCAOB and the Company retained DeJoya Griffith to audit its fiscal year ending May 31, 2011.
8/31/11 DeJoya Griffith sought further discovery regarding the accounting treatment of this transaction and determined that since the shares were technically outstanding, the Company should continue to report the shares as issued, and that the value of the issuance ($10M) should be reflected in equity as "stock receivable". The issue of impairment is currently being researched by the Company and its auditor.

Per recent Company communication with DeJoya Griffith:

What originally occurred:

* The Company entered into an agreement on May 22, 2009 with VL for the exchange of common stock.
*    Victory Lane became a wholly owned sub
*    The value of the investment was $10M
* The value of the transaction is booked as an investment in subsidiary and through the eliminating entries of consolidation, would either wash or there would be a remaining amount of the investment over the asset value, which is then reclassified as Goodwill.

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What subsequently occurred:

*    The Company filed suit against VL for non-disclosure of debt.
*    The VL project is lost by all parties to the original lending institution.
*    There is no real property or assets to recover.

QUESTION:

What exactly is the Company suing VL for?

VALUE OF INVESTMENT LOST

1. There is no longer any property/project to be awarded, so the Company cannot expect to receive real property for the value invested.
2. At best, the court would award a judgment. Not likely collectible, so the Company would have to impair the goodwill.
3. This is not the best scenario for the Company, so the suit is or should be, for the return of shares.

RESCISSION (RETURN OF SHARES)

1.   This is the most likely and realistic outcome.
2. The only way the court could award the value invested back to the Company is by awarding the return of Domark shares to the Company.
3. So in this case, the Company would assert that the value of the investment is not impaired because we expect the court to rule in favor of Domark and order the return of our shares. We cannot record a gain/loss on our own stock issued, so the Company needs to keep the original value on the books until the courts have made their determination.

THE PROBLEM:

1. The Company wishes to conservatively present its financial statements and reflect the transaction as if it were rescinded, thereby reducing the presentation on the balance sheet by $10M.
2. That was not entirely appropriate since the courts have made no ruling and the shares are still outstanding.

THE SOLUTION PER DEJOYA:

1. Re-characterize/reclassify the $10M asset (goodwill) out of the asset section of the balance sheet into the equity section as "stock receivable" (receivable).
2.   Write down the receivable over 4 years.

PROPOSED SOLUTION:

1. Allow the reclassification of the investment/goodwill as a receivable in the equity section.
2.   DO NOT impair the receivable.

The reason this is appropriate is because the Company does NOT assert that it will or may lose the value of the original investment because it's suing for rescission (since there's no real property to recover) AND we cannot record a gain/loss on our own stock issued, so the Company needs to keep the original value on the books until the courts have made their determination.

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POSSIBLE OUTCOMES:

1.   The court awards the stock back to Domark.

The Company would simply remove the entries in the equity section, thereby causing no change to the financials whatsoever.

2.   The court rules that the VL parties retain the shares.

The Company, at that time, would write off the $10M in stock receivable as bad debt as opposed to asset impairment.

3. The court rules that the VL parties retain the shares and there is a judgment for $10M to Domark.

The Company would either impair goodwill or write off stock receivable to bad debt.

If the conflict with GAAP is that impairment of a receivable (allowance for doubtful accounts) is expected for debts owed for more than 90 days or 12 months, etc., then we would not want to re-characterize the original asset as a receivable and should leave the $10M on the books as goodwill. GAAP says that goodwill is tested for impairment at each reporting period and the Company could reasonably assert that there is no basis for impairment since the Company expects to receive the full value of the investment back in the way of shares returned to treasury.

Note 3 Basis of Presentation, page 19

5.   Please revise your disclosures in accordance with comment one above.

We have revised the language in Note 3 in accordance with comment one above.

The company hereby acknowledges:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Sincerely,


                                             /s/ R Thomas Kidd
                                             ---------------------------------
                                             Chief Executive Officer

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